Exhibit 4.15

FIFTH AMENDMENT TO THE
CARDINAL HEALTH 401(K) SAVINGS PLAN
FOR EMPLOYEES OF PUERTO RICO
(As Amended and Restated January 1, 2020)

Background Information

A.    Cardinal Health, Inc. (“Cardinal Health”) previously adopted and currently maintains the Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico (the “Plan”) for the benefit of eligible employees of Cardinal Health and its subsidiaries and affiliates.

B.    Section 11.02 of the Plan provides that the Plan may be amended at any time through a written resolution adopted or approved by the Financial Benefit Plans Committee (“FBPC”) with respect to any amendment that, when aggregated with any other amendment or amendments approved on the same date, is reasonably expected to have an annual financial impact on Cardinal Health of $5 million or less.

C.    The FBPC has concluded that the amendment set forth below, when aggregated with any other amendments set to be approved on the same date, is reasonably expected to have an annual financial impact on Cardinal Health of less than $5 million.

D.    The FBPC desires to amend the Plan to clarify the Plan’s definition of “Compensation” with respect to certain special payments pursuant to the Hospital Worker Relief Program.

Amendment of the Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico

The Plan is hereby amended as set forth below, effective as of May 23, 2022.

1.     Section 1.08 of the Plan is amended by adding the following new subsection 1.08(x) immediately following subsection 1.08(ix):

“(x)    Amounts paid to an Employee pursuant to the Hospital Worker Relief Program, or pursuant to any other special relief programs providing for payments to Employees which are funded by the Government of Puerto Rico, its instrumentalities or municipalities, or the U.S. Government (regardless of whether such payments are paid through an Employer’s payroll), except to the extent that such amounts are required to be included in Compensation pursuant to the provisions or requirements of the special relief program, the Code, the U.S. Code or ERISA, as applicable.”

2.    All other provisions of the Plan shall remain in full force and effect.

CARDINAL HEALTH, INC.
FINANCIAL BENEFIT PLANS COMMITTEE

By: /s/ Kendell Sherrer

Its: VP, Compensation and Benefits

Date:     May 23, 2022